OFFERING MEMORANDUM DATED MAY 23, 2017

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

GeoOrbital Inc.

1 Broadway, 14th Floor, Cambridge, MA 02142

(888) 815-4366

www.geoo.com

Up to $1,070,000 of Convertible Promissory Notes

Minimum purchase: 400 notes ($400)

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

GeoOrbital Inc. ("GeoOrbital," the "Company," "we" or "us") is offering up to $1,070,000 principal amount of its Convertible Promissory Notes (the "notes") on a "best efforts" basis. The offering may continue until the earlier of July 31, 2017 (which date may be extended at our option) or the date when all the notes have been sold. The notes will be priced at $1.00 per note. If the Company raises more than the maximum offering amount in this offering under Regulation Crowdfunding (also referred to as "Regulation CF"), it may conduct an offering under Regulation D for subscribers who are accredited investors.

Our target offering amount under Regulation CF is $50,000. We will accept investments in excess of the target amount up to $1,070,000. Specifically, if we reach the target offering amount of $50,000, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis.

Generally, the aggregate purchase price of the notes you buy in this offering may not exceed 10% of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our notes and we cannot guarantee that such a trading market for our notes will ever exist. Please see "Transferability of securities."

	Number of Notes	Price to Public*	Underwriting discounts and commissions**	Proceeds to the Company***
Per Note	1	$1.00	$0.025	$0.975
Target Offering Amount	50,000	$50,000	$1,250	$48,750
Maximum Offering Amount	1,070,000	$1,070,000	$26,750	$1,043,250

* The fee for posting on StartEngine.com is 5% of the total funds raised. This fee is being split between the Company and investors in this offering. A 2.5% surcharge, or $0.025 per

note, will be added to each purchase. This surcharge is in addition to the per note price and is not calculated as a part of the target offering amount or the maximum offering amount.
** We will not use commissioned sales agents or underwriters
*** Does not include expenses of the offering, including professional fees, costs of securities compliance, escrow fees, and the fees and costs of posting offering information on StartEngine.com, estimated to be $46,750 in the aggregate if we achieve the maximum offering amount. See "Use of Proceeds."

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). In the event we conduct multiple closings, we will not issue notes until July 31, 2017, the expected termination date of the offering (which date may be extended at our option).

Perks

The Company is offering investors the following perks through July 31, 2018 (for one year following the offering). The discount applies to any purchases on geoo.com.

$1,000 — If you invest $1,000, you will receive $100 in additional principal amount of notes and a 5% discount on purchases.

$2,500— If you invest $2,500, you will receive $250 in additional principal amount of notes and a 7% discount on purchases.

$5,000 — If you invest $5,000, you will receive $500 in additional principal amount of notes and a 10% discount on purchases.

$10,000 — If you invest $10,000, you will receive $1,250 in additional principal amount of notes and a 15% discount on purchases.

$50,000 — If you invest $50,000, you will receive $7,000 in additional principal amount of notes and a 20% discount on purchases.

THE COMPANY AND ITS BUSINESS

The Company's business

The Company was formed in 2014 to develop and sell an "all-in-one" electric bike wheel that can be attached to almost any bicycle to make it electric. By incorporating the motor, battery and electronics into a front wheel, we created a way to turn any bicycle into an eBike in under 60 seconds, allowing bike riders to make trips with less effort and in a shorter time while using the bike that they are familiar with and already own. With over 50 million bikes in US cities, our first product, the GeoOrbital Wheel, is tailored to fit the needs of people who live and work in urban and suburban areas. Our first target segment is US male, urban commuters, from ages 25 to 65 who ride their bikes in urban or suburban environments on a regular or occasional basis. They own a suitable bike or may be in the market for a new bike.

Our primary product, which contributed more than 90% of our revenues in 2016, is the GeoOrbital Wheel. The wheel comes in 2 sizes, 700c and 26 inch. Our primary product focus is in the United States, but we plan to expand internationally, with a model specifically-tailored to each region in which we will sell. We manufacture the GeoOrbital Wheel in a contract manufacturing facility in Peabody, Massachusetts and source the parts from suppliers in the United States, Canada, Japan and China. In addition to the GeoOrbital Wheel, we sell accessories, including batteries for the wheels, wheel bags, battery chargers, bicycle lights and miniPenny bicycle frames. We currently sell our products on our website, www.geoo.com, as well as in select Best Buy stores and on www.bestbuy.com. GeoOrbital currently has purchasers in more than 50 countries and an ambassador network with more than 100 members who promote our products. We are in the process of rolling out additional distributor and retailer relationships to widen our distribution methods. We also plan to expand to B2B sales, potentially to bike fleets, including bike share programs, police, and factory and corporate campuses.

We compete with a number of other manufacturers of "all-in-one" wheels, including Superpedestrian Inc. (Copenhagen Wheel), FlyKly (Smart Wheel), DK CITY (DB-Rev-O Wheel) and Belon Engineering (Electron Wheel), as well as manufacturers of eBike conversion kits, such as LEED Electric Bike Kits. We also compete indirectly with many OEM and boutique eBike manufacturers. We believe our solution is superior to all do-it-yourself products on the market. It is a front wheel with a single wire connected to a clip-on throttle that can easily be installed and removed without requiring a smartphone application. This makes it easier to use than kits that require several components to be mounted along the bike frame and attached with wires, which often require additional modifications to a bike; and rear or front wheel replacements that interfere with gearing, are more difficult to install, more permanent and require the use of a mobile app while riding to control the motor assist, which means there is no variable speed control. The GeoOrbital Wheel leads its class with a motor up to 100% more powerful and removable/replaceable batteries that contain up to 40% more capacity.

Further information about the Company and its business appears at the "Company" tab on the Company's profile on StartEngine.com and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.

THE TEAM

Officers and directors

The Company has 5 full-time and 2 part-time employees, including the following officers and significant employees, who are employed full-time:

Officers	Title
Mike Burkov	Founder, Chief Executive Officer, Director
Dakota Decker	Chief Technology Officer
Rick Couto	Chief Operating Officer/Chief Financial Officer
Jocelyn Vigreux	Chief Strategy Officer
Significant Employees	**Title**
David Cohen	VP of Business Development
Michael Potts	VP of Marketing
Jennifer Roche	Head of National Retail Sales

Mike Burtov

Our CEO and Founder, Michael Burtov, has 15 years experience in starting-up and seeing companies through their lifecycle. Before GeoOrbital, Michael was the founder and CEO of three companies and was most recently the founder and CEO of Cangrade, a hiring platform, from 2011 to 2014. He is very proud of having served over two years as a Peace Corps volunteer.

Michael and his work at the Company have been featured in hundreds of publications worldwide - ranging from Forbes to Time Magazine. He was also named "One of the top Inventors of 2016" and one of the "most dynamic and creative people shaping business today" by the Upstart Business Journal.

Dakota Decker

Our CTO, Dakota Decker, joined the Company in 2015. He comes with years of experience as a development engineer for SpaceX, where he worked from 2009-2015. SpaceX is one of the most innovative and future-focused engineering companies in the world. SpaceX taught him to develop a wide array of skills and unique problem-solving abilities, which are crucial to making a startup succeed, along with passing on a vast knowledge of materials and techniques to bring any hardware product to reality. Dakota is very proud to have earned his master's degree at the age of 19 and declined an invitation to pursue a PhD so that he could build rockets with SpaceX.

Rick Couto

Our COO/CFO, Rick Couto has over 30 years experience in operations and finance focusing on product-based start-up companies. Before GeoOrbital, Rick was the COO of SolidScape, Inc., from 2015 to 2016 and Innov-X Systems, Inc. (now a subsidiary of Olympus NDT) from 2007 to 2012, which Rick helped grow from the start-up phase to $80 million in sales. From 2012 to 2014, Rick worked with a number of start-ups, including Bedrock Automation Walleye Technologies and Deco-gen Technologies, in executive roles and as a consultant. Prior to Innov-X, Rick served as General Manager and VP of Operations for Brooks Automation, General Manager for BioKinetics Northeast Region and President / Co-Founder of Advanced BioSystems, Inc. Rick received an MBA from Northeastern University and a BS in Chemical Engineering from the University of Massachusetts.

Jocelyn Vigreux

Jocelyn joined GeoOrbital on a part-time basis in 2017 and comes to the company after 15 years at TomTom, Inc., the US operation of TomTom NV. He was president of that company from its inception in the US and grew it into an enterprise that earned hundreds of millions of dollars in just a few years. He successfully led the company to become a leader in GPS navigation and to pivot into fitness wearables. His broad experience in retail, market growth, international business and brand building will help us make GeoOrbital an innovator in alternative transportation.

David Cohen

Our VP of Business Development, David Cohen came to GeoOrbital with decades of experience creating strategic partnerships in a variety of technology markets. He began his career in 1986 in the medical device industry, where he demonstrated to surgeons and hospital administrators the value add of multi-use instruments. During this time, he observed over 2,300 surgeries, highlighting his desire to thoroughly understand his customers' needs. Next, from 1996 until joining the Company in 2016, he made the transition to the energy industry, representing several high-efficiency solar, heating, and cooling manufacturers. David has successfully managed sales teams, distributor and dealer networks, and created numerous sales training programs.

Michael Potts

Our Marketing manager, Michael Potts has been launching, marketing and selling technical products around the globe for over 25 years. In the late 1990's at Ford in the EU and United States, he was part of the project management team for the company's electric vehicle program, working with focus groups to understand customer adoption strategies for new products. From 2015 to 2017, he ran a marketing agency, Network Engagement, to develop online business for companies like Idyllic Software and began his engagement with GeoOrbital. From 2012 to 2015, he was the Business Development Director for Sustainable Minds, a B2B cloud provider of software and services for environmental product transparency applications. In 2008, he was the manager of a Colorado E Bike store - Small Planet E Bikes. Michael has a BSc (hons) in Mechanical engineering from Brunel University United Kingdom.

Jennifer Roche

Jennifer Roche joined GeoOrbital as a part-time National Retail Sales Consultant in March 2017, bringing nearly 15 years of sales and marketing experience to the team. As a sales manager with TomTom, Inc. from 2007 to 2016, she focused largely on building partnerships and programs with national retailers in North America, launching and managing successful categories, products, and strategic partnerships within the market. During this time, she worked across a number of retail segments including consumer electronics, online, home shopping, and office superstores. She brings a high level of skill and understanding to GeoOrbital as the company launches into the retail market. Jennifer has also managed successful sales and marketing programs for the Hertz Corporation (2003-2004) and Aspect Medical Systems, which is now a part of Covidien (2005-2007).

Related party transactions

In September 2014 and April 2015, the Company issued convertible notes totaling $20,000 to one of its former employees, which have been repaid.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the principal risks that relate to the Company and its business:

We are an early stage company. The Company has a limited operating history and has received limited revenues to date. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price their product right and sell it to enough people such that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

The Company depends on one primary product. In 2016, the year we commenced sales, all of our revenues came from sales of the GeoOrbital Wheel. In 2017, wheel sales constituted more than 90% of our revenues. Although we sell accessories and are developing other products, the Company's survival in the near term depends on our ability to sell the GeoOrbital Wheel to sufficient numbers of customers to make a profit.

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business. We do not currently hold any patents. In connection with the GeoOrbital Wheel, we have filed two provisional US patent applications, as well as applications for one US utility patent and international PCT protection. There is no guarantee that we will be able to obtain patent protection for the claims we have submitted, which would significantly decrease the value of our products. It may also lead to unauthorized use or copying of our technology. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect the business.

We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on three suppliers, including two based in the United States and one based in China, that each supplies more than 5% of the parts necessary to manufacture the GeoOrbital Wheel. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our accountant has included a "going concern" note in its review report. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if these funds are sufficient to bring the business to profitability. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two.

Our current or future products could have a latent design flaw or manufacturing defect. Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we deliver to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

We have a small management team. We depend on the skills and experience of a small management team. If the Company is not able to call upon any of these people for any reason, it could be harmed. Our efforts to effectively expand our management team may be thwarted if we don’t raise enough money.

We will need more people to join our company. We will need additional employees, mostly, engineering, technology, marketing and sales personnel. There are no guarantees that we will find the right type of personnel who will be able to sell enough of our products. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

The Company will need more money. The Company might not sell enough notes in this offering to meet its operating needs and fulfill its plans. Even if it sells all the notes it is offering now, it will probably need to raise more funds in the future, and if it can’t get them, it will fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

There are several potential competitors who are better positioned than we are to take the majority of the market. The Company competes with other companies that manufacture and sell “all-in-one” wheels, eBike conversion kits or electric bicycles. These manufacturers may have more engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring products to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could be difficult for us to overcome. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

The Company is controlled by its officers and other shareholders. The Company's officers and a small number of other investors own all of the Company's voting stock, and, if the notes are converted into equity in the future, will continue to hold a majority of the Company's voting stock. As a result, if investors in this offering receive equity, they will not have the ability to control a vote by the shareholders or the board of directors.

Other investors may have greater rights than you. In the subscription agreement, investors who purchase less than $50,000 in notes will grant a proxy to the CEO to vote any of the equity securities they receive if the notes are converted at a later date. If the Company launches a notes offering under Regulation D, the investors in that offering may have more rights since they will not be required to grant a voting proxy and will be granted contractual information and inspection rights.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity issued in the future with rights that are superior to the class of equity into which the notes may convert.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The table below shows the owners of 20% or more of the voting securities of the Company, as of May 10, 2017.

Beneficial owner	Amount and class of securities held	Percentage voting power
Michael Burtov	600,000 shares of common stock	64.05%
Dakota Decker	200,000 shares of common stock	21.35%

Classes of securities

The following description summarizes the most important terms of the Company's capital stock.

Common stock

The Company is authorized to issue up to 1,350,000 shares of common stock. There are a total of 936,700 shares currently outstanding.

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock. The Company's certificate of incorporation does not currently authorize the issuance of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock. The Company's certificate of incorporation does not currently authorize the issuance of preferred stock.

Convertible Notes

Existing Convertible Notes

Since the beginning of 2016, the Company issued convertible promissory notes in two rounds totaling (a) $150,000 in principal amount pursuant to convertible promissory note purchase agreements executed during January and February 2016 (the "2016 Round 1 Notes") and (b) $565,000 in principal amount in 2 tranches pursuant to convertible promissory note purchase agreements dated November 20, 2016 (the "2016 Round 2 Notes").

Interest Rate and Maturity The 2016 Round 1 Notes bear an interest rate of 7% compounded annually and have a maturity date of September 28, 2017. The 2016 Round 2 Notes bear an interest rate of 5% compounded annually and have a maturity date of December 14, 2018.

Conversion terms

The conversion price of the 2016 Round 1 Notes is equal to (a) in the event of a qualified equity financing, the lesser of (i) 80% of the per share price paid by investors in a qualified equity financing or (ii) the price equal to the quotient of $2,000,000 divided by the aggregate number of outstanding shares of the Company's common stock immediately prior to the initial closing of the qualified equity financing, on a fully diluted basis, or (b) in the event a qualified equity financing does not take place prior to the maturity date, upon the election of the holders of a majority of the aggregate outstanding principal amount of 2016 Round 1 Notes, the price equal to the quotient of $2,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date, on a fully diluted basis. If prior to conversion or repayment in full of the 2016 Round 1 Notes the Company consummates a sale of the Company, the Company will pay the holders of the 2016 Round 1 Notes at the closing of such a sale an aggregate of 2 times the aggregate amount of principal and interest then outstanding in full satisfaction of the 2016 Round 1 Notes.

The conversion price of the 2016 Round 2 Notes is equal to (a) in the event of a qualified equity financing, the lesser of (i) 80% of the per share price paid by investors in a qualified equity financing or (ii) the price equal to the quotient of $4,850,000 divided by the aggregate number of outstanding shares of the Company's common stock immediately prior to the initial closing of the qualified equity financing, on a fully diluted basis, or (b) in the event a qualified equity financing does not take place prior to the maturity date, upon the election of the holders of a majority of the aggregate outstanding principal amount of 2016 Round 2 Notes, the price equal to the quotient of $4,850,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date, on a fully diluted basis. If prior to conversion or repayment in full of the 2016 Round 2 Notes the Company consummates a sale of the Company, the Company will pay the holders of the 2016 Round 2 Notes at the closing of such a sale an aggregate of 2 times the aggregate amount of principal and interest then outstanding in full satisfaction of the 2016 Round 2 Notes.

In each case, a qualified equity financing is defined as the issue and sale of equity securities to investors on or before the date of repayment in full of the existing convertible notes in an equity financing resulting in gross proceeds to the Company of at least $1,0000,000, in the case of the 2016 Round 1 Notes, or at least $2,500,000 in the case of the 2016 Round 2 Notes, including the conversion of the existing convertible notes and any other debt.

Notes to be issued in the offering

The Company is seeking to sell up to $1,070,000 in convertible promissory notes in this offering. If the Company raises more than the maximum offering amount in this offering, it may conduct an offering under Regulation D for subscribers who are accredited investors. Any convertible promissory notes issued in a Regulation D offering will have the same terms, set forth below. However, the Company may grant investors in any Regulation D offering different rights with respect to access to information and such investors will not be required to grant a voting proxy with respect to shares they would receive upon conversion of their notes.

Interest Rate and Maturity

The notes will bear an interest rate of 5% compounded annually and will mature three years from the date of issuance. The notes will be issued as of July 31, 2017, the expected termination date of the offering (which date may be extended at our option). Interest will start to accrue on the issuance date.

Conversion terms

The conversion price of the notes is equal to (a) in the event of a qualified equity financing, the lesser of (i) 80% of the per share price paid by investors in a qualified equity financing or (ii) the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding shares of the Company's common stock immediately prior to the initial closing of the qualified equity financing, on a fully diluted basis, or (b) in the event a qualified equity financing does not take place prior to the maturity date, upon the election of the holders of a majority of the aggregate outstanding principal amount of notes, the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date, on a fully diluted basis. If prior to conversion or repayment in full of the notes the Company consummates a sale of the Company, the Company will pay the holders of the notes at the closing of such a sale an aggregate of 2 times the aggregate amount of principal and interest then outstanding in full satisfaction of the notes.

In each case, a qualified equity financing is defined as the issue and sale of equity securities to investors on or before the date of repayment in full of the existing convertible notes in an equity financing resulting in gross proceeds to the Company of at least $7,0000,000, including the conversion of the existing convertible notes and any other debt.

What it means to be a minority holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically our founder, Michael Burtov, along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the notes, you will have no voting rights. Even upon conversion of the notes purchased in this offering, you will hold a minority interest in the Company and the founder combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties. Moreover, if you purchase less than $50,000 in principal amount of notes, you will grant a proxy to the CEO that permits him to vote any shares you may receive if the notes are converted into equity securities.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share into which the notes may convert being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the periods ending December 31, 2015 and December 31, 2016 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

GeoOrbital Inc. was formed in 2014. We spent 2014 and 2015 developing and accepting pre-sale orders for our products. We began generating revenue in December 2016 when we started to ship assembled products that were ordered through a Kickstarter campaign that we held in 2016. In addition to the GeoOrbital wheel, we sell accessories, including batteries for the wheels, wheel bags, battery chargers, bicycle lights and miniPenny bicycle frames. We are a development stage company and are dependent on additional financing, including this offering, in order to have the funds to develop our products. To date, the Company has not commenced full-scale operations nor generated significant operating revenue.

Results of operations

The independent accountant's review report prepared for the Company states that the Company's financials were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Kickstarter campaign generated gross proceeds of $1,261,222 for pre-sale orders of GeoOrbital wheels and accessories. We recorded that amount, less any refunds issued by Kickstarter and pledges dropped by users, on our balance sheet as deferred revenue. We recognize that revenue only when we ship products. For the year ended December 31, 2016, we recorded net revenues of $36,764, largely as a result of Kickstarter shipments. At

December 31, 2016, deferred revenues represented $1,054,129 in revenues from Kickstarter orders and $327,411 in revenues from other sales channels.

To determine the Company's gross profits, the cost of net revenues is deducted. Cost of net revenues consists of costs passed on to the Company from our contract manufacturer, which include the manufacturer's costs of materials and labor, general and administrative expenses and profit. For the year ended December 31, 2016, the Company's cost of net revenues totaled $27,902, for a gross profit of $8,862.

The Company's operating expenses consist of sales and marketing, compensation and benefits, general and administrative, and research and development. During 2016, our operating expenses increased significantly as we began to market our products, including through a Kickstarter campaign, and to compensate our employees. For the year ended December 31, 2016, our total operating expenses were $451,103, compared to $33,048 in 2015. The largest component of operating expenses in 2016 were sales and marketing expenses, which were $194,333, compared to $2,490 in 2015. Of these sales and marketing expenses, expenses related to advertising and promotions represented $105,207 and agency fees that we paid to Kickstarter represented $87,393. Compensation and benefits were also significant, totaling $109,576. The Company incurred $11,415 in interest expense for the year. As a result of the foregoing, our net losses for 2016 were $453,656.

At December 31, 2016, $1,381,540 in deferred revenue, net of discounts and fees, remained on our balance sheet. In the first four months of 2017, we recognized $1,087,675 in gross revenues when we shipped 1,587 wheels and several accessories ordered through the Kickstarter campaign and the Company's online sales. The Company recorded additional deferred revenues of $109,406, net of discounts and fees, in the first four months of 2017. In that same time period, the Company had costs of net revenues of $841,110. Results for 2017 are based on our unaudited operating data and are subject to change once the Company completes its fiscal year and prepares its financial statements.

Liquidity and capital resources; Indebtedness

As of December 31, 2016, the Company had $407,725 in its checking account and total assets of $1,244,012, which largely represented its inventory of parts.

Since its inception in 2014, the Company has funded its operations through a third-party loan, the issuance of convertible promissory notes and a Kickstarter campaign.

In 2014, the Company entered into a royalty and warrant agreement in exchange for a $5,000 loan. The Company was obligated to pay a $50 royalty on each GeoOrbital Wheel it sold, beginning with the 51st wheel, plus 10% of its gross license revenues until its counterparty received $20,000 in royalty payments. The Company completed its repayments in 2017.

In September 2014 and April 2015, the Company issued convertible notes totaling $20,000 to a related party and repaid them in cash in 2016.

In 2016, the Company conducted two rounds of convertible promissory note financings. The Company received total proceeds of $320,000 in 2016 and an additional $395,000 in proceeds from the second round in 2017. See "Ownership and Capital Structure; Rights of the Securities -- Convertible Notes" above and "--Recent offerings of securities" below.

In 2016, the Company completed a Kickstarter campaign in which it raised $1,261,222, before payment of accounting for dropped pledges, refunds and fees paid to Kickstarter.

In January 2017, the Company entered into a manufacturing agreement with its contract manufacturer. As part of the terms of this contract, the Company was extended payment terms that provide for deferred payment on 75% of the total manufacturing charges, up to $1,875,000, which can be deferred for 120 days after completion and shipment of the products without penalty.

The Company believes that the funds from the Kickstarter campaign, the previous notes offerings, and this offering, together with the payment terms of the manufacturing agreement and projected sales for 2017, will enable it to fund operations through the end of 2017, when, based on current assumptions, it expects to reach sustainable profitability. Should business or competition conditions change or other opportunities arise, the Company may seek to deploy these funds for other purposes and may defer profitability until after 2017.

Recent offerings of securities

In February 2016, the Company completed an exempt offering under Section 4(a)(2) of the Securities Act of convertible promissory notes, for total proceeds of $150,000. The Company used the proceeds of these notes to finance operations.

In November 2016, the Company completed an exempt offering under Section 4(a)(2) of the Securities Act of convertible promissory notes, for total proceeds of $565,000. The Company used the proceeds of these notes to finance operations.

In 2014, the Company issued a warrant under Section 4(a)(2) of the Securities Act in exchange for a $5,000 loan.

Valuation

We have not undertaken any efforts to produce a valuation of the Company. The price of the notes merely reflects the opinion of the board as to what would be fair market value.

USE OF PROCEEDS

We are seeking to raise up to $1,070,000 in this offering through Regulation Crowdfunding, with a minimum target raise under Regulation Crowdfunding of $50,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 2.5% on all funds raised. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used for research and development (5%), funding inventory (45%), sales and marketing (25%) and operating expenses, including compensation (25%).

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Annual reports

The company will make annual reports available at www.geoorbital.com in the section labeled "Annual Report." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering appears on the Company's profile page on StartEngine.com.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GeoOrbital Inc.

[See attached]

GeoOrbital, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

GeoOrbital, Inc.

TABLE OF CONTENTS

To the Stockholders of
GeoOrbital, Inc.
Cambridge, Massachusetts

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of GeoOrbital, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 4, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

GEOORBITAL, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 407,725	$ 2,058
Inventory	836,287	-
Total Current Assets	1,244,012	2,058
TOTAL ASSETS	$ 1,244,012	$ 2,058
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 35,055	$ 30,000
Deferred revenue	1,381,540	18,302
Royalty liability	5,000	5,000
Convertible note payable - related party	-	20,000
Convertible notes payable, current portion	150,000	-
Accrued interest on convertible notes payable	9,315	-
Total Current Liabilities	1,580,910	73,302
Long-Term Liabilities:		
Convertible notes payable, net of current portion	170,000	-
Total Long-Term Liabilities	170,000	-
Total Liabilities	1,750,910	73,302
Stockholders' Equity (Deficit):		
Common stock, $0.0001 par, 1,350,000 shares authorized, 928,725 and 901,075 shares issued and outstanding, 831,202 and 742,082 shares vested, as of December 31, 2016 and 2015, all respectively	93	90
Additional paid-in capital	26,861	8,862
Accumulated Deficit	(533,852)	(80,196)
Total Stockholders' Equity (Deficit)	(506,898)	(71,244)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,244,012	$ 2,058

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

GEOORBITAL, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 36,764	$ -
Cost of net revenues	(27,902)	-
Gross profit	8,862	-
Operating Expenses:		
Sales and marketing	194,333	2,490
Compensation and benefits	109,576	-
General and administrative	86,613	7,183
Research and development	60,581	23,375
Total Operating Expenses	451,103	33,048
Loss from operations	(442,241)	(33,048)
Other Income/(Expenses):		
Interest expense	(11,415)	-
Total Other Income/(Expenses)	(11,415)	-
Net Loss	$ (453,656)	$ (33,048)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

GEOORBITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Balance at December 31, 2014	868,600	$ 87	$ 4,819	$ (47,148)	$ (42,242)
Issuance to common stock	32,475	3	-	-	3
Capital contributed by founder	-	-	4,043	-	4,043
Net loss	-	-	-	(33,048)	(33,048)
Balance at December 31, 2015	901,075	$ 90	$ 8,862	$ (80,196)	$ (71,244)
Issuance to common stock	27,650	$ 3	$ -	$ -	$ 3
Stock based compensation	-	-	17,999	-	17,999
Net loss	-	-	-	(453,656)	(453,656)
Balance at December 31, 2016	928,725	$ 93	$ 26,861	$ (533,852)	$ (506,898)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

GEOORBITAL, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (453,656)	$ (33,048)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Stock compensation expense	17,999	-
Changes in operating assets and liabilities:		
Change in inventory	(836,287)	-
Change in accounts payables	5,055	-
Change in deferred revenue	1,363,238	18,302
Change in accrued interest payable	9,315	-
Net Cash Provided By/(Used In) Operating Activities	105,664	(14,746)
Cash Flows from Financing Activities		
Proceeds/(repayments) on convertible notes payable	(20,000)	10,000
Proceeds from issuance of convertible notes payable	320,000	-
Capital contributions	-	4,043
Proceeds from issuance of common stock	3	3
Net Cash Provided By Financing Activities	300,003	14,046
Net Change In Cash	405,667	(700)
Cash at Beginning of Period	2,058	2,758
Cash at End of Period	$ 407,725	$ 2,058
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 2,100	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

GeoOrbital, Inc. (the "Company"), is a corporation organized August 7, 2014 under the laws of Delaware. The Company develops, manufactures, markets, and sells self-contained electric bicycle wheels.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced full scale operations nor generated significant operating revenue. The Company's activities since inception have consisted of formation activities, development, and efforts to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company's cash balances exceeded FDIC insured limits by $157,725 and $0, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2016 consist of raw materials for use in the manufacturing the its product.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors.

Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried no receivables or associated allowances on such.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2016 and 2015, the Company carried no property and equipment.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $60,851 and $23,375 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on the Company's taxable income.

In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $453,656 and $33,048 during the years ended December 31, 2016 and 2015, respectively, and current liabilities exceed current assets by $336,898 as of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEFERRED REVENUE

In 2016, the Company ran a pre-sales campaign on Kickstarter, which raised $1,261,221 in gross pledges. The remaining Kickstarter balance after standard Kickstarter fees, dropped pledges, refunds, and $36,764 of revenue recognition was $1,054,129 as of December 31, 2016. The Company accepted additional pre-orders, outside of Kickstarter, during 2015 and 2016 and began shipping units and recognizing revenue on such in December 2016. With both Kickstarter and other pre-order sales, the deferred revenue balances were $1,381,540 and $18,302 as of December 31, 2016 and 2015, respectively.

NOTE 5: ROYALTY, NOTE, AND WARRANT AGREEMENT

On November 24, 2014, the Company entered into a royalty and warrant agreement with a third party, in which the Company received a $5,000 loan, and in return the Company is to pay a $50 royalty for each GeoOrbital wheel sold, beginning with the 51st wheel sold, plus 10% of the Company's gross license revenues from whatever source derived. The term of the loan shall be terminated upon payment of at least $20,000 in royalty payments. No royalty expenses have been incurred through December 31, 2016. The associated warrant is discussed in Note 8.

NOTE 6: CONVERTIBLE NOTES PAYABLE

In 2014 and 2015, the Company issued convertible notes payable for total principal of $20,000. The notes were outstanding in their full principal amount of $20,000 as of December 31, 2015 and were repaid in full in 2016 via cash payment.

During 2016, the Company issued twenty-six convertible notes for total principal of $320,000. Twenty of the notes (the "2016 Round 1 Notes"), totaling $150,000 principal, mature after twenty months on September 28, 2017, and bear interest at 7%. Six of the notes (the "2016 Round 2 Notes), totaling $170,000 principal, mature after twenty-four months on December 14, 2018 and bear interest at 5%. No payments are required until maturity. The convertible notes payable are subject to automatic conversion upon the next qualified equity financing (as defined in the note agreements) of at least $1,000,000 for the 2016 Round 1 Notes or $2,500,000 for the 2016 Round 2 Notes, at a price per share equal to the lesser of 80% of the per share price paid by the investors in the triggering financing or the price per share implied by a pre-money valuation ($2,000,000 for the 2016 Round 1 Notes, $4,850,000 for the 2016 Round 2 Notes) on the Company's fully diluted capitalization. If there is no qualified equity financing prior to maturity, at the noteholders' election, the outstanding principal balance and any unpaid accrued interest on the notes may be converted into shares of common stock at a conversion price implied by a pre-money valuation ($2,000,000 for the 2016 Round 1 Notes, $4,850,000 for the 2016 Round 2 Notes) on the Company's fully diluted capitalization. Interest expense of $9,315 was recognized on the convertible notes for 2016, which is all unpaid and included in accrued interest payable as of December 31, 2016.

As of December 31, 2016, all 2016 convertible promissory notes have not yet been converted and remained outstanding in the full principal amounts. The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

NOTE 7: STOCKHOLDERS' EQUITY

The Company has authorized 1,350,000 shares of $0.0001 par value common stock. As of each December 31, 2016 and 2015, 928,725 and 901,075 shares were issued and outstanding.

For the years ended December 31, 2016 and 2015, 27,650 and 32,475 shares were issued at $0.0001 per share, respectively. Additional capital contributions of $4,043 were made during the year ended December 31, 2015 by an officer of the Company. The stock issuances were conducted under the terms of restricted stock purchase agreements and are subject to multiple vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. As of December 31, 2016 and 2015, 831,202 and 742,082 of the shares had vested, respectively.

NOTE 8: SHARE-BASED PAYMENTS

Warrant Issuance

In 2014, in conjunction with the loan and royalty agreement discussed at Note 5, the Company issued a warrant for the purchase of 15,000 shares of the Company's common stock. The initial exercise price for the warrant is $2.50 per share, which is subject to downward adjustment in the event royalty payments are not made in accordance with payment terms (as defined in the royalty and warrant agreement). The number of shares and warrant price are subject to certain dilution protections, including adjustment for any stock splits or stock dividends. The Company estimated the fair value of the warrants were trivial based on its estimate of the fair value of the Company's common stock at the issuance date.

Stock Plan

The Company has adopted the 2016 Stock Incentive Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options to employees. Under the Plan, the number of shares reserved for grant was 400,000 shares as of December 31, 2016. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 233,800 as of December 31, 2016.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the year ended December 31, 2016 is as follows:

	2016
Risk Free Interest Rate	1.00%
Dividend Yield	0.00%
Estimated Volatility	50.00%
Expected Life (years)	5.00
Fair Value per Stock Option	$ 0.497

Stock-based compensation expense of $17,999 was recognized under FASB ASC 718 for the year ended December 31, 2016. Total unrecognized compensation cost related to stock option awards amounted to $64,602 for the year December 31, 2016 and will be recognized over a weighted average period of 43 months.

A summary of information related to stock options for the year ended December 31, 2016 is as follows:

	December 31, 2016	
	Options	Weighted Average Exercise Price
Outstanding - beginning of year	-	$ -
Granted	166,200	$ 2.000
Exercised	-	$ -
Forfeited	-	$ -
Outstanding - end of year	166,200	$ 2.000
Exercisable at end of year	21,100	$ 2.000
Weighted average grant date fair value of options granted during year	$ 0.497	
Weighted average duration to expiration of outstanding options at year-end	9.5	

NOTE 9: CONTINGENCIES

While the Company is not aware of any at this time, the Company may become subject to legal proceedings and regulatory actions in the ordinary course of business.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Convertible Notes

During 2017, the Company has issued $395,000 of convertible promissory notes. The convertible notes bear interest at 5%, mature in December 2018, and are convertible upon the next qualified equity financing of at least $2,500,000 at a price per share equal to the lesser of 80% of the per share price paid by the investors in the triggering financing or the price per share implied by a $4,850,000 valuation on the Company's fully diluted capitalization. If there is no qualified equity financing prior to maturity, at the noteholders' election, the outstanding principal balance and any unpaid accrued interest on the notes may be converted into shares of common stock at a conversion price implied by a $4,850,000 valuation on the Company's fully diluted capitalization.

Manufacturing Credit

In January 2017, the Company entered into a manufacturing agreement with a contract manufacturer. As part of the terms of this contract, the Company was extended payment terms which provide for deferred payment on 75% of the total manufacturing charges, up to $1,875,000, which can be deferred for 120 days after completion and shipment of the products without penalty.

Revenue Recognition

During 2017, the Company has globally shipped over 1,500 wheels and several accessory packages resulting in approximately $1,100,000 of recognized revenues.

Royalty Agreement

In 2017, the Company repaid its obligations under the royalty agreement discussed in Note 5.

Management's Evaluation

Management has evaluated subsequent events through April 4, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GeoOrbital is pending **StartEngine Approval.**



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GeoOrbital

Make any bike electric in 60 seconds.

Small OPO · Cambridge, MA · Transportation
Accepting International Investment

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MAKE YOUR BIKE ELECTRIC IN 60 SECONDS

The GeoOrbital Wheel

The GeoOrbital Wheel converts any standard bicycle into an electric bike in seconds by simply replacing the front wheel. Outside of the biking world, the GeoOrbital platform opens up a world of possibilities for alternative electric vehicles.

There's no denying we have a commuter problem. Every day, millions of people line up behind the wheels of their cars in so-called "mega-regions", burning time, fuel, and sanity. It's clear that the future of transportation is electric and that electric bikes are by far the most popular electric v
However, electric bikes tend to still be too expensive and too burdensome for a lot of consumers.

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With a 60 second installation and priced under $1,000, the GeoOrbital



wheel, allows people to use their current bike "to bicycle to work without sweating, or to ride via routes with hills that they would otherwise be unable to conquer" - INC

The reception for the GeoOrbital wheel has been impressive. We launched publicly on May 1st 2016 with a Kickstarter campaign where we raised **$1.26M from 1,623 backers** in 45 days and met our funding goal in under an hour. This places GeoOrbital in the top .05% of all crowdfunding.

Since our launch we have **$1.8M in gross sales** and **over 40 million people** all over the world have seen our content.

With this campaign on StartEngine we are building a community by including everyone in our growth. Great products have the support of great people and we are looking for great investors to join us in our journey so we grow together.

Join us in redefining transportation!



INVESTMENT

Convertible Note | Minimum $400 Investment

Note converts to equity when the company raises $7M, including any previously raised convertible notes and debts.

Maturity Date: July 31, 2020

$10M valuation cap

5% yearly interest rate

20% Discount

"Just about one of the coolest Kickstarter projects we've ever seen" - The Huffington Post

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What We've Been Up To

Since June of 2016 when our Kickstarter campaign got viral *traction,* **we've shipped wheels across the globe,** continued to receive orders, and more importantly, **continued to innovate** according to customer feedback and explore more and more opportunities to grow with the market.

We are proud to make the **GeoOrbital wheel in the U.S.A.** (from U.S. and Imported parts).


GeoOrbital

50+ Countries	2,000+ Wheels	100,000+ Miles	40M+ Views
in which consumers have ordered GeoOrbital wheels.	*Sold*	*Traveled on GeoOrbital wheels (based on community feedback)*	For our video content online





In just 1 year, we've...

- Shipped GeoOrbital wheels to over **50 countries.**
- Sold over **2,000 GeoOrbital wheels.**
- Had over **$1.8M in gross sales.**
- Attracted an engaged following of **tens of thousands of fans** on social media.
- **Reached millions of people** with our message - this video alo been viewed over 26 million times!
- Received over **2 million comments, shares, likes** on social media.
- Been covered in **hundreds of press features.**
- Taken the wheel **all around the world.**
- **Filmed every bit of the fun**, including our very first delivery!
- Built a global community of over **150 brand Ambassadors**.
- Tested the GeoOrbital wheel on **over 100 different styles of bikes** *(based on community feedback).*
- In 2016 GeoOrbital had the **most shares (15,013 shares) and the most engagement (237,703 engaged)** of any project posted by Kickstarter on Facebook.

"Reinvented The Electric Bike" -Forbes

Customer Reviews



Lenny W. - Massachusetts

"I'm 70 now, but I feel 25 when I'm riding with the wheel!"



Andrew J. - New Hampshire

"Now that I have over 300 miles on my GO, I can say I'm still very happy. The GO has made a high quality product, it should last for many years."



Dustin W. - Tennessee

"It's a success, I think these are great. I like these very much! Never going to ride a regular bicycle again."



Cheryl R. - Colorad

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"The GeoOrbital wheel makes towing our daughter effortless...even on hills!"

Press Reviews



Sean O'Kane - The Verge

"The wheel I tested performed well... it made quick, fun work of the bike lanes around our office. (Having a little extra boost available to help dodge taxis and trucks almost feels worth the price alone.)"



Jon Lynn - Mashable

"It's definitely fun and futuristic... I had a lot of fun! The GeoOrbital is a great design."



Ben Coxworth - New Atlas (formerly Gizmag)

"Of all the cycling gadgets we've had the chance to test here at New Atlas – and there have been quite a few – the GeoOrbital Wheel has got to be one of the most fascinating... it looks like it belongs in the upcoming *Blade Runner* sequel..."



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Alex Weaver - BostInno

"Zipping through the streets near South Station, pedestrians and motorists alike couldn't help but stop and stare, a few even asking what I was riding. I would have stopped to explain, but I was having too much fun."

About the GeoOrbital Wheel



Aerospace-grade aluminum unibody
Flat-Proof Tire
Li-ion Battery
Brushless DC Motor
Motor Controller



The Technology

An orbital wheel is a wheel with no center – it “orbits” around an empty area, rather than spinning as a result of being connected to a central axle or “hub.” For example, have you seen the movie TRON? The wheels on those motorcycles are examples of orbital wheels (sometimes called hubless wheels or centerless wheels). The Patent Pending GeoOrbital wheel is an evolution of the orbital wheel platform, where instead of orbiting around an empty space, the center of the wheel contains components that make the wheel function as an “all-in-one” vehicle propulsion system. We call this central mass a “Geo.” The most powerful aspect of this new platform is that this “Geo” remains stationary with only the tire rotating, this frees the GeoOrbital platform from the constraints of traditional wheel (and vehicle) designs and opens up a world of opportunities.

This new type of wheel was invented in 2014 by a non-engineer, Michael Burtov, who was inspired by the 2010 TRON movie. Michael managed to build the first prototype in his kitchen and by working with a top intellectual property law firm, Foley & Lardner, filed the first patent application. When Dakota Decker, an engineer from SpaceX, joined the team a few months later, he began growing the prototype into a product. Over the next 2+ years GeoOrbital built and tested 5 generations of rideable prototypes and filed additional patent applications. We have tested and validated this new technology and our company has now become synonymous with this radically different design which is now enjoying commercial success with consumers ordering and using the wheel all around the world. Our Kickstarter campaign was one of the most successful ever, and retailers like BestBuy now carry the product today.

The Wheel as a Platform

As we cement our place in the market and build the GeoOrbital brand we are focusing on the product roadmap ahead.

The GeoOrbital bike wheel is the most elegant solution to turn your bicycle into an e-bike and we are very proud of that. It is a real tested product that can be purchased today, installed in seconds, and is already helping alleviate global transportation challenges like noise, pollution, congestion, and parking.

The GeoOrbital platform, however, is so much more than a bicycle wheel - it is a transportation system so versatile that its applications are still in their infancy. The GeoOrbital wheel occupies effectively the same amount of space as a standard wheel but contains a motor, a battery, a computer, and sensors - **imagine the possibilities when the entire powertrain of a vehicle exists in the wheels alone.**

With the GeoOrbital wheel a vehicle no longer needs a drive shaft to transfer power to the wheel(s), which:

- reduces weight
- increases the range of motion (allowing for sideways driving/parking)
- frees-up the space for occupants and cargo
- creates the ability to independently drive any or all wheels with variable power (increasing efficiency, safety and handling)
- **provides new unprecedented design freedom**

We are dreaming of a better future and are uniquely positioned today to participate in shaping the urban landscape of tomorrow by redefining what a 1, 2, 3, or even a 4 wheeled vehicle *can be.*

The GeoOrbital Wheel



The miniPenny (our first alternative electric vehicle)



"Swap out the old front wheel for a 21st-century one."- Time

The Features



60 Second Installation

The GeoOrbital wheel is by far the easiest way to add electric power to your bike. The only part that isn't in the wheel itself is a simple thumb activated throttle, which is easily clipped onto your handlebar.



Up To 20 MPH

We use high powered 500W motors and Panasonic 36V removable Lithium-Ion batteries with a no-pedaling range of up to 20 miles per-battery (up to a 12 miles for the 26 inch wheel).



USB Outlet

With our built in USB outlet you can charge your phone, bike lights, or even a speaker on the go. Remove the battery from the wheel to have a massive portable power bank to take with you.



Flat Proof Tire

We displace the air inside of a standard bicycle tire with a specially developed hi-density foam. The result is a tire that acts just like a traditional bike tire, but you will never get a flat. Never!

We Are Changing How People Buy Transportation

By partnering with global retailers including **Best Buy** we are redefining how transportation products are discovered and bought by consumers.

Outside of selling directly on our website and through our network of Ambassadors we are partnering with top retailers to launch a new category of product - **a way to turn the over 1 Billion already made bicycles into affordable electric vehicles that 94% of Americans already know how to use**. Working with best-in-class retailers also allows us to create more volume sales, raise awareness, and, in turn, reduce costs.

Priced under $1,000, the GeoOrbital wheel, when mounted on a standard bicycle, makes one of the most affordable quality electric vehicles available.


NO GAS
NO LICENSE
NO INSURANCE
NO REGISTRATION

A GeoOrbital wheel on sale at a Best Buy Store in New York

Because our community launched us and lead to our viral growth we have an active network of **over 150 Ambassadors** that connect existing GeoOrbital owners with potential customers. Our Ambassadors make a commission when someone in their network makes a purchase. The Purchaser as well receives a discount.



Canada
United Kingdom
Poland
Ukraine
Kazakhstan
Mongolia
France
Spain
Italy
Turkey
China
South Korea
Iraq
Iran
Afghanistan
Pakistan
India
Algeria
Libya
Egypt
Saudi Arabia
Mexico
Thailand
Mali
Niger
Chad
Sudan
Nigeria
Ethiopia
Venezuela
Colombia
DR Congo
Kenya
Tanzania
Indonesia
Papua New Guinea
Brazil
Peru
Bolivia
Angola
Namibia
Botswana
Madagascar
Australia
Chile
South Africa
Argentina

The Market

$15 Billion	$24 Billion	35 Million
E-bike sales in 2016	**Projected worldwide e-bike sales by 2025**	**E-bikes sold worldwide in 2015**
Source: Navigant Research	Source: Navigant Research	Source: Electric Bikes Worldwide Reports

The Growth of the Electric Vehicle — Led by the Bicycle

Electric bicycles continue to be the highest selling electric vehicle on the planet with an estimated **35M units sold in 2015 accounting for 62% of all e-mobility device revenue.**

The e-bike industry is driven by high urbanization rates, improving battery technology and bicycling infrastructure, aggressive city energy policy, lower cost, and higher-performing product offerings.

With consumers and municipalities around the globe increasingly searching for new products that will enable improved mobility in and around cities e-mobility devices are one of the top growing segments.

Revenue generated by global e-mobility devices (lead by e-bikes) is **expected to more than double from 2016 to 2025, growing from a $25.6 billion market in 2016 to $62.2 billion by 2025.** E-mobility device revenue is expected to grow at a strong compound annual growth rate (CAGR) of 10.3% throughout the forecast period.

The GeoOrbital wheel addresses a **much larger market than what is available to standard electric bicycle manufacturers.** As our market not only includes people who might want to buy a new electric bike, but also current owners of **over 1 Billion already made bicycles** who might want to turn them into affordable electric vehicles.

Source: Navigant Research



ELECTRIC BICYCLES SALES BY REGION: WORLD MARKETS 2012-2018
Africa
Eastern Europe
Latin America
Asia Pacific
Middle East
Western Europe
North America
(Millions)
(Asia Pacific, Millions)
3.0
2.5
2.0
1.5
1.0
0.5
-
60
50
40
30
20
10
2012E
2013
2014
2015
2016
2017
2018
(Source: Pike Research)



ANNUAL E-MOBILITY DEVICE REVENUE BY TECHNOLOGY, WORLD MARKETS: 2016-2025
E-Buses
E-Bikes
E-Scooters
PEVs in Shared Mobility
EVSE Unit Sales
($ Millions)
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$-
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
(Source: Navigant Research)

Our Team



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FEATURED IN

The Boston Globe · The Huffington Post · Popular Mechanics · Discovery Channel · TechCrunch · The Verge · gizmag · IEEE Spectrum
Esquire SG · Inc. · Fast Company · Mashable · engadget · Forbes · TIME · WIRED IT

April-October 2014



First Prototype

First prototype created and first patent application filed.

November 2014



1st Ridable Prototype

First generation ridable prototype created and life testing begins.

February 2015



2nd Generation Prototype

Built the second of 5 Generations of Ridable Prototypes and started our beta testing program.

March 2016



The miniPenny

Released 1st alternative vehicle - the miniPenny.

May 2016

Public Launch

Launched on Kickstarter with a campaign that ended up in the top .05% of all crowdfunding.

November 2016



First Production Wheels

Began large volume manufacturing.

March 2017



1,000 wheels

Shipped our first 1,000 wheels to customers

May 2017

Launching on StartEngine!

After proving the viability of the product, the manufacturing, the business model and market we are launching our equity crowdfunding campaign to grow.

July 2017

Proposed Retail and Ambassadors

Announce more retail relationships with brick-and-mortar and online retailers along with growing our Ambassador program.

August 2017

Proposed 2nd Vehicle

Like we did with the miniPenny in 2016, we will release our 2nd alternative vehicle which will work with the GeoOrbital wheel.

February-April 2018

Proposed International Distribution

We will announce partnerships with world-class international retailers and distributers.

In the Press

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Meet the Team



Michael Burtov

Founder & CEO

Mike, our Founder & CEO, has 15 years experience in starting-up and seeing companies through their lifecycle. Before GeoOrbital Mike was the Founder and CEO of 3 companies and was most recently the founder and CEO of Cangrade, a hiring platform from 2011 to 2014. He is also proud of having served over 2 years as a Peace Corps volunteer. Mike and his work have been featured in hundreds of publications worldwide - ranging from Forbes to Time Magazine. He was also named "One of the top Inventors of 2016" and one of the "most dynamic and creative people shaping business today" by the Upstart Business Journal.



Dakota Decker

CTO

Dakota, our CTO, comes with years of experience as a development engineer with SpaceX, where he worked from 2009-2015. SpaceX is one of the most innovative and future-focused engineering companies in the world. SpaceX taught him to develop a wide array of skills and unique problem-solving abilities which are crucial to making a startup succeed, along with passing on a vast knowledge of materials and techniques to bring any hardware product to reality. Dakota is very proud to have earned his master's degree at the age of 19 and declined an invitation to pursue a PhD so that he could build rockets with SpaceX.



Jocelyn Vigreux

CSO

Jocelyn, our Chief Strategy Officer joined GeoOrbital in 2017 and comes to the company after 15 years as President of TomTom, Inc., the US operation of TomTom NV. He was president of that company from its inception in the US and grew it into an enterprise that earned hundreds of millions of dollars in just a few years. He successfully lead the company to become a leader in GPS navigation and to pivot into fitness wearables. His broad experience in retail, market growth, international business and brand building will help us make GeoOrbital an innovator in alternative transportation.



Richard Couto

CFO/COO

Rick, our CFO/COO, has over 30 years experience in operations and finance focusing on product based start-up companies. Before GeoOrbital, Rick was the COO of SolidScape, Inc., from 2015 to 2016 and Innov-X Systems, Inc. (now a subsidiary of Olympus NDT) from 2007 to 2012, Rick helped grow from the start-up phase to $80M in sales. From 20

2014, Rick worked with a numbe

start-ups, in executive and consultant roles. Prior to Innov-X, Rick served as General Manager and VP of Operations for Brooks Automation, General Manager for BioKinetics Northeast Region and President / Co-Founder of Advanced BioSystems, Inc.



David Cohen

VP - Business Development

David, our VP of Business Development, came to GeoOrbital with decades of experience creating strategic partnerships in a variety of technology markets. He began his career in 1986 in the medical device industry, where he demonstrated to surgeons and hospital administrators the value add of multi-use instruments. Next, from 1996 until joining GeoOrbital in 2016, he made the transition to the energy industry, representing several high-efficiency solar, heating, and cooling manufacturers. David has successfully managed sales teams, distributor and dealer networks, and created numerous sales training programs.



Michael Potts

Digital Marketing

Michael, our head of Digital Marketing, has been launching, marketing and selling technical products around the globe for over 25 years. In the late 1990's he was part of the project management team for the Ford's Electric Vehicle program. In 2008, Michael was the manager of an Electric Bike store - Small Planet E Bikes. From 2012 to 2015, he was the Business Development Director for Sustainable Minds, a provider of software and services for environmental product transparency applications. From 2015 to 2017, Michael ran a marketing agency Network Engagement to develop online business for companies like Idyllic Software and started his engagement with GeoOrbital.



Jennifer Roche

National Retail Sales

Jennifer Roche joined GeoOrbital as a National Retail Sales Consultant in March 2017, bringing nearly 15 years of sales and marketing experience to the team. As a sales manager with TomTom, Inc. from 2007 to 2016, she focused largely on building partnerships and programs with national retailers in North America, launching and managing successful categories, products, and strategic partnerships within the market. During this time, she worked across a number of retail segments including consumer electronics, online, home shopping, and office superstores. She brings a high level of skill and understanding to GeoOrbital as the company launches into the retail market.

Offering Summary

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Convertible Note | Minimum $400 Investment

Note converts when the company raises $7M, including any previously raised convertible notes and debts.

Maturity Date: July 31, 2020

$10M valuation cap

5% yearly interest rate

20% Discount

What is a Convertible Note?

A **convertible note** offers you the right to receive shares in GeoOrbital. The number of shares you will receive in the future will be determined at the next equity round in which GeoOrbital raises at least $7M in equity financing, including the conversion of the outstanding convertible notes and any issued debt. The highest conversion price per share is set based on a $10M company valuation cap or if less then you will receive a 20% discount on the price the new investors are purchasing. You also receive a 5% interest per year added to your investment. When the maturity date is reached and the note has not converted then you are entitled to receive your investment and interest back from the company.

Perks

Perks are available through July 31, 2018. The discount applies to any purchases on geoo.com.

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Invest $1,000 and receive $100 in additional notes and a 5% discount on purchases.

Invest $2,500 and receive $250 in additional notes and a 7% discount on purchases.

Invest $5,000 and receive $500 in additional notes and a 10% discount on purchases.

Invest $10,000 and receive $1,250 in additional notes and a 15% discount on purchases.

Invest $50,000 and receive $7,000 in additional notes and a 20% discount on purchases.

Maximum $1,070,000 of convertible promissory notes ($1,070,000)

Minimum $50,000 of convertible promissory notes ($50,000)

Company	GeoOrbital, Inc.
Corporate Address	1 Broadway, 14th Floor. Cambridge, MA 02142
Description of Business	The Company was formed to develop and sell an “all-in-one” electric bike wheel that can be attached to almost any bicycle to make it electric. The company also develops alternative electric vehicles based on its proprietary platform.
Type of Security Offered	Convertible Promissory Notes
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$400

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Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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VIDEO TRANSCRIPT (Exhibit D)

Hi, my name is Michael Burtov

In 2014 I invented the GeoOrbital wheel and built the first prototype.

The GeoOrbital wheel is really a platform that lets you convert any bike to an electric bike in seconds.

Gizmag called it “a radically different design” and it has been featured in Time, in Forbes, in Popular Mechanics, on the Discovery Channel.

This is our contract manufacturing facility in Peabody, Massachusetts. It's about a 10 mile drive drive from Boston, this is where the wheel is assembled, packaged and shipped.

And I think its funny that until I built the first one engineering experts told me that it couldn't be done, and until we sold thousands of them business experts told me that it count be sold.

It takes a community, a strong community to come together to really bring a product to life. A few months ago we had a ground breaking KickStarter campaign. We raised over 1.26 million dollars form a community of over 1600 people. We have shipped wheels all over the world and people have put them onto very, very creative things that are always inspiring and motivational to us.

I want to show you our game room. this is an electric drift trike. if you've never been on one of these, definitely check one of these out. Something a little more serous, this is an electric full size wheel chair, which still folds up. Look how compact it is, you can still operate this manually too.

It's so universally compatible that we've even put it on a wheel barrow.

- Hey don't forget about the miniPenny. This is the first of our concept vehicles to make it into production. and it would not have been possible with out the GeoOrbital wheel. You know the nice thing about this platform tis that it has all the components built in that make it move, so we are not limited by a lot of the restrictions of traditional vehicles. We've been working on a car now where the wheels can turn sideways to drive and it can fold up when it's parked.

- We're a company powered by a single, simple idea - that a wheel can move it self. The opportunities are limitless and we think that we can redefine transportation. But it takes a community, it takes a community to bring make change, products don't make differences, communities do. So please, please join us in building a great company together, that can really make a difference in transportation.

STARTENGINE SUBSCRIPTION PROCESS (EXHIBIT E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 2.5% commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.
- Investors will pay StartEngine Capital a 2.5% surcharge, or $0.025 per note, which will be added to each purchase. This surcharge is in addition to the price per note that investors pay and is not calculated as a part of the target offering amount or the maximum offering amount. That means that on a minimum purchase of 400 notes, an investor will pay a surcharge of $10.00 in addition to the $400 purchase price of the notes, for a total of $410.00.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not

be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1,070,000 in investments. In the event of an oversubscription, notes will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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Minimum and Maximum Investment Amounts

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- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.